

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Umesh Patel
Chief Executive Officer
Fuse Group Holding Inc.
805 W. Duarte Rd., Suite 102
Arcadia, CA 91007

> **Re: Fuse Group Holding Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2020**
> **Filed December 16, 2020**
> **File No. 333-202948**

Dear Mr. Patel:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation